March 29, 2018
BY EDGAR
Ms. Shannon Sobotka
Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549

RE:     Ladder Capital Corp
Form 10-K for the fiscal year ended December 31, 2017
Filed February 28, 2018
File No. 001-36299
Dear Ms. Sobotka:
Ladder Capital Corp, a Delaware corporation (the “Company”), hereby responds to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated March 21, 2018 (the “Comment Letter”) in relation to the above-referenced filing.
For the convenience of the Staff, the Company has restated the Staff’s comments in this letter. All references to page numbers correspond to the page numbers in the Company’s above-referenced filing.
Note 3. Consolidated Variable Interest Entities, page 141

1.
We note that you have consolidated two CLOs for which you are the primary beneficiary. We also note from disclosure on page 92 and 165 that an affiliate has retained the most subordinate classes of notes issued by the CLO, retains control over major decisions made with respect to the administration of the CLO and appoints the special servicer. Given these facts, please provide us with your analysis to support your conclusion that you are the primary beneficiary of the CLO.

Response: The affiliates of the issuer considered to be the primary beneficiaries of the CLOs are wholly owned consolidated subsidiaries of the Company.

U.S. Securities and Exchange Commission
Ms. Shannon Sobotka
March 29, 2018

The CLOs had only nominal legal form equity. Further, the equity at risk does not have, through its voting rights or similar rights, the ability to direct the activities of the CLOs that most significantly impact the CLOs’ financial performance. Accordingly, they were considered VIEs under ASC 810-10-15-14.

The Company assessed which parties involved with the entity would be considered the primary beneficiary, under the dual criteria of ASC 810-10-25-38A, of a controlling financial interest having both (i) (“Power”) - the power to direct the activities of the VIE that most significantly affect the VIE’s economic performance and (ii) (“Economics”) - the obligation to absorb losses or right to receive benefits that could potentially be significant to the VIE.

Based on the dual criteria of Power and Economics as contemplated by ASC 810-10-25-38A, the Company conducted the following analysis when determining which party qualified as primary beneficiary:

o
Servicer/special servicer - these third parties receive market based fees as compensation for services provided which are commensurate with the level of effort required to provide such services. As such, these parties are not considered to have variable interests because they are not performance based. Further, they are subject to direction and replacement by the subordinate interest holders. Accordingly, they are not considered the primary beneficiary.

o
Senior security holder(s) - while they had variable interests that participated in the economic returns of the entity, the senior security holders do not control any of the activities that could significantly affect the economics performance of the entity. Accordingly, they are not considered the primary beneficiary.

o
CLO Equity Holder – the CLO equity holder in both transactions was a consolidated subsidiary of the Company. The value of the CLO equity was a nominal amount and insufficient to absorb any losses or receive any return. Further, the equity position has no ability to direct the activities that most significantly impact the entity. Accordingly, the Company was not considered the primary beneficiary solely due to its equity interests in the CLOs.

U.S. Securities and Exchange Commission
Ms. Shannon Sobotka
March 29, 2018

o
Subordinate Interest Holders - the CLOs by design provide the subordinate security holders with the rights (Power) to direct and replace the servicer/special servicer. Further, given the nominal CLO equity, the subordinate interest holders effectively provide credit support to the senior interests, bearing first risk of economic losses and entitling it to economic returns in excess of interest and return of principal on the senior securities. Accordingly, the consolidated subsidiaries of the Company that acquired the subordinated interests in the CLOs were considered the primary beneficiaries of the respective CLOs as they both have the Power and Economics in relation to the respective CLOs.

Commencing with the Company’s Form 10-Q for the quarter ended March 31, 2018, the Company will revise its disclosure to specify that the affiliates of the issuer are considered to be the primary beneficiaries because they retain the most subordinate classes of notes issued by the CLOs, retain control over major decisions made with respect to the administration of the CLOs and the appointment of the special servicers and are consolidated subsidiaries of the Company.

Note 4. Mortgage Loan Receivables, page 141

2.
We note that you have two mortgage loans with a carrying value of $26.9 million that were in default as of December 31, 2017. Please tell us in detail how you determined that these loans, as well as the related accrued interest, is not impaired.

Response: The Company performed an impairment analysis on two of the Company’s loans originated as part of a single transaction, which are directly and indirectly secured by the same property. The first mortgage is secured directly by the property and had an outstanding balance at December 31, 2017 of $24.2 million (including $21.0 million in principal, $3.2 million in accrued interest). The second loan (the “Mezzanine Loan”) is secured by a pledge of the equity interest in the borrower entity, whose sole significant asset is the property, with an outstanding balance at December 31, 2017 of $7.2 million (including $5.9 million in principal, $1.3 million in accrued interest). As a result of the bankruptcy, the mortgage borrower entity also has Debtor in Possession (“DIP”) financing with a balance of $5.1 million, which is subordinate to the first mortgage but senior to the Mezzanine Loan.

The combined amount of the Company’s first mortgage, the third party DIP financing and the Company’s Mezzanine Loan at December 31, 2017 was $36.5 million (including principal of $31.9 million and accrued interest of $4.6 million). The Company’s estimate of the value of the underlying collateral was in excess of $37.0 million. In accordance with ASC 310-10-20, these loans are considered collateral dependent because repayment is expected to be provided solely by the underlying collateral.

U.S. Securities and Exchange Commission
Ms. Shannon Sobotka
March 29, 2018

Based on current information and events, including that the borrower was in default of the payment terms, management concluded that it was probable that the Company would be unable to collect all amounts due under the contractual terms (including accrued interest) and accordingly, considered the loans for potential impairment. In evaluating potential impairment, the Company applied the guidance for collateral dependent loan impairment measurement in ASC 310-10-35-22 & 23. The Company measured the potential impairment using the collateral value less the estimated cost to sell to be in excess of $37.0 million, which approximated the carrying value and would not require any impairment charge.
*  *  *  *  *
Please contact the undersigned at 212-715-3170 should you require further information or have any questions.

Very truly yours,

/s/ MARC FOX

Marc Fox
Chief Financial Officer
Ladder Capital Corp